UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

07050092

DC
No Act
P.E. 3-25-07

April 11, 2007

George K. Slyman
394 Turnpike Road
New Ipswich, NH 03071

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 4/11/2007

Re: SeaChange International, Inc.
Incoming letter dated March 25, 2007

Dear Mr. Slyman:

This is in response to your letter dated March 25, 2007, which we received on April 3, 2007, concerning the shareholder proposal you submitted to SeaChange. On March 30, 2007, we issued our response expressing our informal view that SeaChange could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

RECD S.E.C.
APR 2 0 2007
1086

cc: Kevin M. Bisson
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

George K. Slyman
394 Turnpike Road
New Ipswich , N.H. 03071

March 25, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Councel
100 f Street, N.E.
Washington , D.C. 20549

RECEIVED 2007 APR -3 AM 11:58 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Re: Commission File No. 000-21393
SeaChange International, Inc

Ladies and Gentlemen,

I returned home to New Hampshire after a month trip out of state only to find a copy of a letter dated February 28, 2007 addressed to the Commission from SeaChange International, Inc. requesting that the Commission grant SeaChange International permission to omit a shareholder proposal submitted by me, from their 2007 Annual Meeting Proxy Material. They cite in their request portions of Rule 14a-8.

Their request comes as a complete surprise to me, since their was no mention of it in a telephone conversation to me, initiated by Mr.Kevin Bisson, V.P. Finance after receiving my proposal in January and attempting to discourage my pursuing its inclusion in the proxy material. I would therefore like to apologize to the Commission for my "delayed" response to their request, which could not be helped, because of my absence from my normal place of residence.

Ladies and Gentlemen of the Commission, my proposal is a simple and straight forward one, made to sound complicated only by those attempting to prevent its inclusion in the company's Annual Proxy Material.

1. In their letter sent to you, in the section entitled, DISCUSSIONS OF REASONS FOR OMISSION , the cases of " limited range" cited by SeaChange International Inc. in an attempt to justify excluding my proposal, should not, I feel, be considered as a reasonable comparison to the request made in my proposal. They cite the example of a 66% dividend of Peoples Ohio Financial and Microsofts Corporation 2002 50%, plus Safeways, Inc & AirTouch 's 1998 30%, as well as the $5. and $7.of Empire Federal Bancorp. My Proposal, on the other hand, (please see Exhibit A) requests a very nominal amount of only 5% (five) percent and therefore has no relation to those examples they cited.

2. With regard to the claim by SeaChange International that the Proposal submitted is not clear enough, citing that I did not clarify whether the dividend was intended to be in cash or in stock,I submit the following: The Proposal clearly states that the dividend is to represent 5 % "of the

pretax profits of the company's annual consolidated gross revenues" Since both revenues and profits are usually expressed in and calculated in monetary terms of dollars and cents, it would be extremely difficult , if not impossible, for a shareholder to misconstrue the meaning or intent.

Surely my objective was not to" micro- manage" the implementation of the dividend, and although my initial thought, for simplicity, was that it be a cash dividend, with the final decision, with regard to its implementation, being left up to management. In an effort to eliminate the apparent concern expressed in Mr.Bissons letter to you, over the possible, though improbable, shareholder confusion as to whether they were voting on a dividend payable in shares of stock or in cash, I would be very happy to clarify for Mr. Bisson that the dividend would be in the form of cash, and if necessary, grant authority to include that in my Proposal.

3. Lastly, Ladies & Gentlemen, I would suggest that SeaChange International's claim that they do not show a line item on their audited financial statement, and therefore would not be able to clarify to shareholders what the actual amount of their pretax profits of the company's annual consolidated gross income would be. I find that claim to be a weak one ,since this figure would have to be arrived at for the IRS in order for them to pay the required tax amount owed and that figure would , I am sure, be acceptable to the shareholders as the amount to be used for their calculation of the dividend.

In closing, I respectfully request your thorough consideration of the arguments posed by me in an effort to get this relatively simple Shareholder Proposal approved and included in the firms "Annual Meeting Proxy Materials"

Please acknowledge receipt of this letter by date stamping the enclosed copy and returning it in the enclosed self-addressed ,stamped envelope.

Should you have any questions regarding the contents of this letter please do not hesitate to call me at (603) 878-2929 or Fax me at (603) 878-5000.

Sincerely

George K. Slyman

cc: Kevin M. Bisson

END